UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 , 333-122937 and 333-138044 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1. Press release re Attunity Announces 2006 Annual General Meeting

2. Attunity Ltd Proxy Statement for Annual General Meeting to be held December 28, 2006 and Form of Proxy Card.

3. Press release re NASDAQ Grants Attunity’s Request for Continued Listing

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: November 22, 2006

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
andy.bailey@attunity.com	ofer.segev@attunity.com

Attunity Announces 2006 Annual General Meeting

Burlington, MA, November 20, 2006 – Attunity, Ltd. (NasdaqGM: ATTU), (the “Company”) announced today that its 2006 Annual General Meeting of Shareholders will be held on Thursday, December 28, 2006 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 27, 2006. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

        The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk, Aki Ratner and Ron Zuckerman as directors of the Company;

2.	To approve an increase in the number of ordinary shares reserved under the Company’s 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan;

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

4.	To review and consider the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2005.

Items 1, 2 and 3 require the approval of a simple majority of the shares voted on the matter. Item 4 does not require a vote by the shareholders.

About Attunity
Attunity is a leading provider of software for application and data integration, as well as solutions in the new and fast growing Workplace Applications market.

Using Attunity’s software, companies can seamlessly and efficiently connect, transfer, join and stream to and from virtually any data source in real-time, and subsequently use that data to rapidly configure and deploy management-focused Workplace Applications. With successful deployments at thousands of organizations worldwide, Attunity has over 17 years experience of providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Listed on Nasdaq (NasdaqGM: ATTU), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, as well as through a network of local partners. For more information please visit us at www.attunity.com. the content of which is not part of this press release.

© 2006 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

ATTUNITY LTD

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 28, 2006

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

        We cordially invite you to the 2006 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 28, 2006, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To elect five directors;

2.	To approve an increase in the number of ordinary shares reserved under our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan;

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

4.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2005.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 27, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

November 22, 2006

ATTUNITY LTD
Kfar-Netter Industrial Park, Kfar-Netter, Israel

PROXY STATEMENT

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2006 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 28, 2006, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 28, 2006.

Purpose of the Meeting

        It is proposed that at the Meeting resolutions be adopted (1) to elect five directors; (2) to approve an increase in the number of ordinary shares reserved under our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan; and (3) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2005, which are enclosed herewith, will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our ordinary shares, par value (nominal value) NIS 0.1 per share, as of the close of business on November 27, 2006 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of November 22, 2006, the date of this proxy statement, there were outstanding 23,157,431 ordinary shares. Each ordinary share entitles the holder to one vote.

        Consistent with NASDAQ rules, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one third (33.33%) of the voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 22, 2006 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (3)

Shimon Alon	5,406,190	(2)(4)	21.4%
Dov Biran	908,720	(5)	3.9%
Arie Gonen	1,650,000	(6)	7.0%
Dan Falk	40,000	(7)	*
Aki Ratner	5,761,490	(2)(8)	22.4%
Anat Segal	40,000	(9)	*
Zamir Bar Zion	20,000	(10)	*
Ron Zuckerman	5,356,190	(2)(11)	21.2%
Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them (the "Management Group")	6,713,889	(2)(12)	25.6%
Rimon Invstment Master Fund L.P. ("Rimon LP")	1,200,000	(13)	5.1%
All directors and executive officers as a group (10 persons)	7,172,319	(14)	26.8%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The number of shares owned by any shareholder or group named above includes the shares underlying options and other rights to acquire ordinary shares held by such person(s) that are exercisable within 60 days from November 22, 2006 but such underlying shares are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 4,904,989 shares (including shares issuable upon exercise of warrants and options and upon conversion of the convertible promissory notes) under a certain stockholders agreement dated December 23, 2003 (as amended), by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them (referred as the Management Group), among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, discretionary authority over the disposition of the ordinary shares, the exercise of the warrants and the conversion of the convertible promissory notes, which are covered under the stockholders agreement, and the disposition of the shares underlying such warrants and convertible promissory notes; and (ii) were appointed, in any combination of two signatures of such persons, as the Management Group’s attorneys in fact, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities covered under the stockholders agreement.

(3)	The percentages shown are based on 23,157,431 ordinary shares issued and outstanding as of November 22, 2006.

(4)	Mr. Alon is the Chairman of our Board. Includes 150,000 ordinary shares issuable upon exercise of warrants issued in May 2004 (“May 2004 Warrants”), exercisable at an exercise price of $1.25 per ordinary share; 48,179 ordinary shares issuable upon exercise of Warrants purchased from funds led by WPG Select Technology, or collectively, WPG, exercisable at an exercise price of $2.75 per share; 10,000 ordinary shares issuable upon exercise of options at an exercise price of $2.42; 10,000 ordinary shares issuable upon exercise of options at an exercise price of $2.19; 294,400 ordinary shares issuable upon the conversion of a five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006 (“September 2006 Warrants”), exercisable at an exercise price of $1.25 per ordinary share.

(5)	Mr. Biran is a member of our Board. Includes 15,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share and 30,000 ordinary shares issuable upon exercise of options at exercise prices ranging from $1.92 to $2.42.

(6)	Mr. Gonen is our former Chief Executive Officer. Includes 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

(7)	Mr. Falk is a member of our Board. These ordinary shares are issuable upon exercise of options at exercise prices ranging from $0.82 to $2.42.

(8)	Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes 190,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share; 20,947 ordinary shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 500,000 ordinary shares issuable upon exercise of options at an exercise price of $2.30; 128,000 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 48,000 ordinary shares issuable upon exercise of September 2006 Warrants, exercisable at an exercise price of $1.25 per ordinary share.

(9)	Ms. Segal is a member of our Board. These ordinary shares are issuable upon exercise of options at exercise prices ranging from $0.82 to $2.42.

(10)	Mr. Bar Zion is a member of our Board. These ordinary shares are issuable upon exercise of options at exercise prices ranging from $2.19 to $2.42.

(11)	Mr. Zuckerman is a member of our Board. Includes: Includes 100,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share; 48,179 ordinary shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 10,000 ordinary shares issuable upon exercise of options at an exercise price of $2.42; 10,000 ordinary shares issuable upon exercise of options at an exercise price of $2.19; 294,400 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 110,400 ordinary shares issuable upon exercise of September 2006 Warrants, exercisable at an exercise price of $1.25 per ordinary share.

(12)	Includes warrants and shares issuable upon conversion of the convertible promissory notes, which are covered under the stockholders agreement that is described in footnote 2 above: 1,600,000 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share; 261,842 ordinary shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share.

In addition, the 6,713,889 shares include warrants and options that are not subject to the stockholders agreement that is described in footnote 2 above and which are held individually by Messrs. Shimon Alon, Ron Zuckerman and Aki Ratner, as follows: 440,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share; 540,000 ordinary shares issuable upon exercise of options at exercise prices ranging from $2.19 to $2.42; and 268,800 ordinary shares issuable upon exercise of September 2006 Warrants, exercisable at an exercise price of $1.25 per ordinary share.

(13)	Includes 400,000 ordinary shares issuable upon exercise of September 2006 Warrants, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon LP and, consequently, is the beneficial owner of the said 1,200,000 shares. Rimon ZZ is owned in equal parts (33.3%) by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of the 1,200,000 shares.

(14)	Includes the entire described in footnote 12 above in addition to 450,000 ordinary shares issuable upon exercise of options at exercise prices ranging from $0.82 to $2.46.

*PROPOSALS FOR THE 2006 ANNUAL GENERAL MEETING*

ITEM 1 – ELECTION OF FIVE DIRECTORS
(Item 1 on the Proxy Card)

        Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Nominating Committee, which was formed in November 2004 to assist the Board in identifying individuals qualified to become Board members. The current members of the Nominating Committee are Mr. Zamir Bar-Zion, one of our outside directors, and Mr. Shimon Alon, Chairman of our Board of Directors. Our board of directors has determined that, except for Mr. Ratner, each of the nominees is independent within the meaning of applicable NASDAQ Marketplace Rules, or the NASDAQ rules.

        Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see above under the caption “Executive Compensation.”

Name	Principal Occupation or Employment	Age	Director Since

Shimon Alon (1)	Chairman of our Board of Directors	56	2004
Dov Biran	Professor of computers and information systems,
	Northeastern University	54	2003
Dan Falk	Director of companies	61	2002
Aki Ratner (1)	Our Chief Executive Officer	50	2004
Ron Zuckerman (1)	Director of companies	49	2004

(1)     These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and the Management Group. Under the purchase agreement, the Management Group is entitled to designate two members for election to our Board so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management.  Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is the chairman of the board of directors of e-Glue Software Technologies, Inc., a provider of productivity management solutions for call centers. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Dr. Dov Biran has been a director since December 2003. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the IT area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degree in computers and information systems from Tel Aviv University.

        Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice System Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc., Plastopil Ltd and Nova Instruments Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

        Itzhak (Aki) Ratner was appointed as our Chief Executive Officer in September 2004 and has been a director since July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

        Ron Zuckerman has been a director since May 2004. Mr. Zuckerman founded Sapiens International Corporation and served as its Chief Executive Officer from 1995 until March 2000 and currently serves as the Chairman of its board of directors. Mr. Zuckerman served as Chairman of Precise until it was acquired by Veritas in June 2003. Mr. Zuckerman serves as a managing partner of Magnum Communications Fund and the First Israeli Turnaround Fund. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

        It is proposed that at the Meeting, the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 1 of the Proxy Statement be, and he or she hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

        Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Outside Directors Continuing in Office

        Anat Segal and Zamir Bar Zion, who were elected as outside directors of the Company to serve until December 2008 and December 2007, respectively, continue to serve the Company as outside directors.

A brief biography of these directors follows.

        Anat Segal has been an outside director since December 2002. Ms. Segal is the Chief Executive Officer and one of the founding partners of Xenia Venture Capital, an investment firm operating a technological incubator which invests in technology and medical devices at seed stages. Since 2000 Ms. Segal has managed her independent advisory practice providing strategic counseling and investment banking services to high-tech companies. From 1998 to early 2000, she served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., the then Israeli strategic affiliate of Hambrecht and Quist. From 1996 to 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 to 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal serves as a director in Orad Hi-Tec Systems Ltd., Marathon Venture Capital Fund Ltd. and Prior-Tech Ltd. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

        Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. Since 2001 Mr. Bar-Zion has managed his independent advisory practice providing private financial counseling. As of May 2004, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as the Managing Director Investment Banking in Israel until 01/06. From May 2006 Zamir is managing Jefferies Broadview alliances with Leumi & Co. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

Executive Compensation

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group, consisting of 10 persons
for the year ended December 31, 2005	$1,261,000	$71,000

        We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2005, an aggregate sum of approximately $71,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

        In accordance with the approval of our shareholders, non-employee directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside directors, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares, which is equal to the closing price of the Company’s stock on the date of the annual meeting of shareholders in which such director is elected or reelected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        In 2005, we granted to our directors and executive officers options to acquire an aggregate of 60,000 ordinary shares, at exercise prices of $2.19. Such options will expire in December 2015.

        Mr. Ratner, our Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about such agreement, see Item 6B to our annual report on Form 20-F for the year ended December 31, 2005 (filed with the SEC on March 30, 2006).

ITEM 2 – APPROVAL OF AN INCREASE IN THE NUMBER OF ORDINARY SHARES
RESERVED UNDER OUR 2001 AND 2003 OPTION PLANS
(Item 2 on the Proxy Card)

        Our 2001 Employee Stock Option Plan, or the 2001 Plan, which we adopted in 2001, authorized the grant of options to purchase up to 1,000,000 of our ordinary shares (subject to certain adjustments). In 2003, the 2001 Plan was amended, such that the number of ordinary shares reserved for issuance under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares were issuable under the 2001 Plan.

        Our 2003 Israeli Share Option Plan, or the 2003 Plan, which we adopted in 2003, authorized the grant of options to purchase up to 1,500,000 of our ordinary shares (subject to certain adjustments). The adoption of the 2003 Plan did not increase the total number of ordinary shares reserved for issuance under our stock option plans, but rather ordinary shares available for grant under our other outstanding stock option plans may be rolled over into the 2003 Plan according to a resolution of our Board of Directors from time to time. In August and December 2004 and in December 2005, our shareholders approved amendments to our 2001 Plan and 2003 Plan to provide for the issuance thereunder of an additional 1,600,000 ordinary shares (in the aggregate), such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

        As of the date of this Proxy Statement, approximately 910,000 ordinary shares only are available for future option grants under the 2001 Plan and 2003 Plan.

        In light of the foregoing, our Board of Directors believes that it is necessary to increase the number of ordinary shares issuable under the 2001 Plan and the 2003 Plan by an additional 400,000 ordinary shares, so we continue to have the means to grant options under the two plans in order to attract and retain talented personnel.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 400,000 ordinary shares, such shares to be allocated between the two plans as determined by the Board of Directors from time to time.”

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2005, we paid Kost Forer Gabbay & Kasierer $130,957 for auditing and audit-related services and $10,000 for tax related services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2005 will be presented for discussion, as required by the Companies Law. The foregoing Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2005 (filed with the SEC on March 30, 2006), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov. A copy of the Auditors’ Report and Consolidated Financial Statements is also enclosed herewith.

        None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2006 Annual Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

November 22, 2006

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Aki Ratner and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 28, 2006 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND (ii) PROPOSALS 2 AND 3.

(Continued and to be signed on the reverse side)

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 28, 2006

>>	Please sign, date and mail your proxy card in the envelope provided as soon as possible.

>>	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND PROPOSALS 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of five directors.

☐	FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

NOMINEES:

☐	Shimon Alon

☐	Dov Biran

☐	Dan Falk

☐	Aki Ratner

☐	Ron Zuckerman

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ☒

2.	To amend the Company’s 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 400,000 ordinary shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date __________, 2006

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity, Ltd.	Attunity, Ltd.
781-213-5204	781-213-5203
andy.bailey@attunity.com	ofer.segev@attunity.com

NASDAQ Grants Attunity’s Request for Continued Listing

BURLINGTON MA, November 15, 2006 – Attunity Ltd (NasdaqGM: ATTU), a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Workplace Applications market today announced that it has received a Nasdaq Staff Determination dated November 14, 2006, indicating that the Nasdaq Listing Qualifications Panel has determined to grant the request of Attunity for continued listing of its securities on the Nasdaq Global Market subject to Attunity continuing to meet the continued listing standards.

About Attunity:
Attunity is a leading provider of software for application and data integration, as well as solutions in the new and fast growing Workplace Applications market. Using our software, companies can seamlessly and efficiently connect, transfer, join and stream to and from virtually any data source in real-time, and subsequently use that data to rapidly configure and deploy management-focused Workplace Applications. With successful deployments at thousands of organizations worldwide, Attunity has over 17 years experience of providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos. Listed on Nasdaq (NasdaqGM: ATTU – News), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, as well as through a network of local partners